HSBC

September 2015
Free Writing Prospectus
Registration Statement No. 333-202524
Dated September 15, 2015
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

Trigger Jump Securities Based on the Price of the Energy Select Sector SPDR® Fund due October 4, 2018

Principal at Risk Securities

The Trigger Jump Securities, which we refer to as the securities, will offer the opportunity to earn a return based on the performance of the Energy Select Sector SPDR® Fund. Unlike ordinary debt securities, the securities do not pay interest and do not guarantee the return of any principal at maturity. Instead, if the final share price on the valuation date is greater than or equal to the initial share price, you will receive, in addition to the principal amount, a positive return on the securities equal to the upside payment. The actual upside payment will be determined on the pricing date, and will be at least $3.45 per security (34.50% of the principal amount). If the final share price is less than the initial share price, but greater than or equal to the trigger price, you will receive the stated principal amount of the securities. However, if the final share price is less than the trigger price, you will receive a payment that is less than the stated principal amount by an amount that is proportionate to the percentage decrease in the final share price from the initial share price. Under these circumstances, the payment at maturity will be less than $8.00 per $10 stated principal amount of the securities, and could be zero. **Accordingly, investors may lose their entire initial investment in the securities.** These long-dated securities are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income and appreciation above the fixed upside payment in exchange for the upside payment that applies to a limited range of the performance of the underlying shares. **All payments on the securities are subject to the credit risk of HSBC.**

SUMMARY TERMS	
Issuer:	HSBC USA Inc.
Underlying shares:	Energy Select Sector SPDR® Fund (Bloomberg symbol: “XLE”)
Aggregate principal amount:	$
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date*:	September 30, 2015
Original issue date*:	October 5, 2015 (3 business days after the pricing date)
Maturity date*:	October 4, 2018, subject to adjustment as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Equity Index Underlying Supplement
Payment at maturity:	• If the final share price is *greater than or equal to* the initial share price: $10 + the upside payment • If the final share price is *less than* the initial share price and *greater than or equal to* the trigger price: $10 • If the final share price is *less than* the trigger price: $10 × share performance factor *Under these circumstances, the payment at maturity will be less than $8.00 per $10 stated principal amount of the securities, and could be zero. You may lose all of your investment.*
Interest:	None
Upside payment:	At least $3.45 per security (34.50% of the stated principal amount). The actual upside payment will be determined on the pricing date.
Share performance factor:	(final share price - initial share price) / initial share price
Initial share price:	The closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the valuation date
Trigger price:	80% of the initial share price
Valuation date*:	October 1, 2018, subject to adjustment as described in “Additional Terms of the Notes—Valuation Dates” in the accompanying Equity Index Underlying Supplement.
Estimated initial value:	The estimated initial value of the securities will be less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See “Risk Factors—The estimated initial value of the securities, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.”
CUSIP / ISIN:	40434K826 / US40434K8264
Listing:	The securities will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See “Additional Information about the Trigger Jump Securities—Additional Provisions—Supplemental plan of distribution (conflicts of interest).”

Commissions and issue price:	**Price to public**	**Agent’s commissions**	**Proceeds to issuer**
Per security	$10	$0.25(1)	$9.70
		$0.05(2)	
Total	$	$	$

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.30 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.25 for each security they sell. See “Additional Information About the Trigger Jump Securities – Additional Provisions – Supplemental plan of distribution (conflicts of interest)” below.

(2) Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each security.

**** The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the securities.***

The estimated initial value of the securities on the pricing date is expected to be between $9.20 and $9.70 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated initial value” above and “Risk Factors” beginning on page 5 of this document for additional information.

An investment in the securities involves certain risks. See “Risk Factors” beginning on page 4 of this free writing prospectus, and page S-1 of both the accompanying ETF Underlying Supplement and the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved the securities, or determined that this free writing prospectus or the accompanying ETF Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related ETF Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see "Additional Information about the Trigger Jump Securities" beginning on page 11 of this free writing prospectus.

The ETF Underlying Supplement dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

The prospectus supplement dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

The prospectus dated March 5, 2015 at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks, including possible loss of the principal amount invested due to the credit risk of HSBC.

Investment Summary

Trigger Jump Securities

Principal at Risk Securities

The Trigger Jump Securities Based on the Price of the Energy Select Sector SPDR® Fund, due October 4, 2018 (the "securities") can be used:

- As an alternative to direct exposure to the underlying shares that provides a minimum positive return of at least 34.50% (to be determined on the pricing date) if the underlying shares have appreciated or has not depreciated at all as of the valuation date.

- To enhance returns and potentially outperform the underlying shares in a moderately bullish scenario.

- To obtain limited protection against the loss of principal if the final share price is less than the initial share price, but only so long as the final share price is greater than or equal to the trigger price.

The securities are exposed on a 1 to 1 basis to any percentage decline of the final share price beyond the trigger price. Accordingly, investors may lose their entire initial investment in the securities.

Maturity:	Approximately three years
Payment at maturity:	• If the final share price is greater than or equal to the initial share price: $10 + the upside payment • If the final share price is less than the initial share price and greater than or equal to the trigger price: $10 • If the final share price is less than the trigger price: $10 × share performance factor
Upside payment:	At least $3.45 per security (34.50% of the stated principal amount). The actual upside payment will be determined on the pricing date.
Trigger price:	80% of the initial share price
Interest:	None
Minimum payment at maturity:	None. Investors may lose their entire initial investment in the securities.

Key Investment Rationale

This approximately 3-year investment does not pay interest but offers a positive return of at least 34.50% (to be determined on the pricing date) if the final share price on the valuation date is greater than or equal to the initial share price. The actual upside payment will be determined on the pricing date. If the final share price is less than the initial share price, but greater than or equal to the trigger price, you will receive the stated principal amount of the securities. However, if the final share price is less than the trigger price, the payment at maturity will be less than $8.00 per $10 in stated principal amount of the securities, and could be zero. **Accordingly, investors may lose their entire initial investment in the securities.**

Upside Scenario	*The final share price value is greater than or equal to the initial share price.* In this scenario, we will pay $10 plus the upside payment. The upside payment will be at least $3.45 per security (34.50% of the stated principal amount) and will be determined on the pricing date.
Par Scenario	*The final share price is less than the initial share price and greater than or equal to the trigger price.* In this scenario, the payment at maturity for each security will be equal to the stated principal amount of $10 per security.
Downside Scenario	*The final share price is less than the trigger price.* In this scenario, we will pay less than the stated principal amount of $10 per security by an amount proportionate to the decrease in the price of the underlying shares from the initial share price (*e.g.*, a 50% depreciation in the underlying shares will result in the payment at maturity of $5 per security). **There is no minimum payment at maturity, and you could lose your entire investment.**

How the Trigger Jump Securities Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the securities for a range of hypothetical percentage changes in the underlying shares. The diagram is based on the following terms:

Stated principal amount:	$10 per security
Hypothetical upside payment:	$3.45 (34.50% of the stated principal amount)
Trigger price:	80% of the initial share price
Minimum payment at maturity:	None



Trigger Jump Securities Payoff Diagram

How it works

▪ **Upside Scenario**: If the final share price is **greater than or equal to** the initial share price, the payment at maturity on the securities is $10 plus the upside payment. Under the hypothetical terms of the securities, an investor would receive a payment at maturity equal to $13.45 per security if the final share price is greater than the initial share price. The actual upside payment will be determined on the pricing date.

▪ **Par Scenario**: If the final share price is **less than** the initial share price but **greater than or equal to** the trigger price, an investor would receive the stated principal amount of $10 per security at maturity.

▪ **Downside Scenario:** If the final share price is **less than** the trigger price, the payment at maturity will be less than the stated principal amount of $10 per security by an amount that is proportionate to the percentage decrease in the final share price from the initial share price. For example, if the underlying shares decreased by 50%, the payment at maturity would be $5.00 per security (50% of the stated principal amount). There is no minimum payment at maturity on the securities, and you could lose your entire investment.

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 of both the accompanying ETF Underlying Supplement and the prospectus supplement. Investing in the securities is not equivalent to investing directly in the underlying shares or in any of the stocks held by the index fund. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement, including the explanation of risks relating to the securities described in the following sections:

> "— Risks relating to all note issuances" in the prospectus supplement; and

> "— General risks related to index funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

▪ **The securities do not pay interest or guarantee any return of principal.** The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest or guarantee payment of any of the principal amount at maturity. At maturity, you will receive for each $10 stated principal amount of securities that you hold, an amount in cash based on the final share price of the underlying shares. If the final share price is less than the trigger price, you will receive for each security that you hold a payment at maturity that is less than the stated principal amount of each security by an amount proportionate to the decrease in the closing price of the underlying shares, and in this scenario, you will lose a significant portion or all of your investment. **You may lose up to 100% of the stated principal amount of the securities.**

▪ **The market price of the securities will be influenced by many unpredictable factors.** Many factors will influence the value of the securities in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the securities in the secondary market, including: the value, volatility and dividend yield, as applicable, of the underlying shares and the its component securities, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events, the composition of the underlying shares and changes in the constituent securities of the underlying shares and any actual or anticipated changes in our credit ratings or credit spreads. Generally, the longer the time remaining to maturity, the more the market price of the securities will be affected by the other factors described above. The price of the underlying shares may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per security if you sell your securities prior to maturity.

▪ **Investing in the PLUS is not equivalent to investing in the underlying shares.** Investing in the securities is not equivalent to investing in the underlying shares. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying shares.

▪ **Adjustments to the underlying shares or the underlying index could adversely affect the value of the securities.** The S&P® Energy Select Sector Index (the "underlying index") is the underlying index of the index fund. The investment advisor to the index fund, SSgA Funds Management, Inc. ("SSFM," or the "investment advisor"), seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the underlying index. Under its investment strategy or otherwise, the investment advisor may add, delete or substitute the stocks held by the index fund. In addition, the publisher of the underlying index may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the level of the underlying index. Further, the publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. Any such actions could affect the value of and the return on the securities.

- **The amount payable on the securities is not linked to the price of the underlying shares at any time other than the valuation date.** The final share price will be based on the closing price of the underlying shares on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the underlying shares increases prior to the valuation date but then decreases by the valuation date, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the price of the underlying shares prior to the valuation date. Although the actual price of the underlying shares on the stated maturity date or at other times during the term of the securities may be higher than the final share price, the payment at maturity will be based solely on the closing price of the underlying shares on the valuation date.

- **Credit risk of HSBC USA Inc.** The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities and could lose your entire investment.

- **The securities will not be listed on any securities exchange and secondary trading may be limited.** The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

- **The estimated initial value of the securities, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any**. The estimated initial value of the securities will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

- **Risks associated with the energy sector.** The index fund invests in companies that develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. The stock prices of oil service companies could be subject to wide fluctuations in response to a variety of factors, including the ability of the Organization of the Petroleum Exporting Countries ("OPEC") to set and maintain production levels and pricing, the level of production in non-

OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions. Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the performance of the index fund.

- **Risks associated with concentration of investment in a particular sector.** The equity securities held by the index fund are issued by companies that are in the following industries: oil, gas and consumable fuels and energy equipment and services. Consequently, the value of the PLUS may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general.

- **The price of your securities in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs will include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities, and the costs associated with structuring and hedging our obligations under the securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the underlying shares and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your securities immediately after the original issue date, the price you receive may be higher than the estimated initial value of the securities.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 7 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the securities based on changes in market conditions and other factors that cannot be predicted.

▪ **Hedging and trading activity by our affiliates could potentially affect the value of the securities.** One or more of our affiliates and/or third party dealers expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the underlying shares or its component securities), including trading in the component securities as well as in other instruments related to the underlying shares. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation date approaches. Some of our affiliates also trade the component securities and other financial instruments related to the underlying shares on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial share price of the underlying shares, and, therefore, the price at or above which the underlying shares must close on the valuation date so that investors do not suffer a significant loss on their initial investment in the securities. Such hedging or trading activities during the term of the securities, including on the valuation date, could adversely affect the price of the underlying shares during the term of the securities, including on the valuation date and, accordingly, the amount of cash an investor will receive at maturity, if any.

▪ **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the securities.** As calculation agent, HSBC or one of its affiliates will determine the initial share price, the trigger price and the final share price, including whether the price of the underlying shares has decreased to below the trigger price, and will calculate the amount of cash, if any, you will receive at maturity. Moreover, certain determinations made by HSBC or one of its affiliates in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or the calculation of the final share price in the event of a discontinuance of the underlying shares. These determinations, which may be subjective, may adversely affect the payout to you at maturity, if any. Although the calculation agent will make all determinations and take all action in relation to the securities in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your securities. The calculation agent is under no obligation to consider your interests as a holder of the securities in taking any actions, including the determination of the initial share price, that might affect the value of your securities.

▪ **The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities.

▪ **The U.S. federal income tax consequences of an investment in the securities are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in the securities, please see the discussion under "Additional Information About the Trigger Jump Securities – Additional Provisions – Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Information About the Energy Select Sector SPDR® Fund

The Energy Select Sector SPDR® Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the S&P® Energy Select Sector Index.

For more information about the index fund, see "The Energy Select Sector SPDR® Fund" beginning on page S-8 of the accompanying ETF Underlying Supplement.

Information as of market close on September 10, 2015:

Bloomberg Ticker Symbol:	XLE		
Current Share Closing Price:	$63.94	**52 Week High (on 9/16/2014):**	$95.36
52 Weeks Ago:	$95.15	**52 Week Low (on 8/25/2015):**	$59.22

Historical Information

The following graph sets forth the historical performance of the underlying shares based on the daily historical closing prices from January 2, 2008 through September 10, 2015. We obtained the closing prices below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical prices of the underlying shares should not be taken as an indication of future performance, and no assurance can be given as to the price of the underlying shares on the valuation date.

**Historical Performance of the Underlying Shares – Daily Closing Prices
January 2, 2008 to September 10, 2015**



Trigger Jump Securities Based on the Price of the Energy Select Sector SPDR® Fund, due October 4, 2018

Principal at Risk Securities

The following table sets forth the quarterly high, low, and closing prices of the underlying shares for each calendar quarter in the period from January 1, 2008 through September 10, 2015. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of underlying shares should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2008	3/31/2008	$80.74	$62.97	$73.80
4/1/2008	6/30/2008	$91.42	$73.35	$88.36
7/1/2008	9/30/2008	$90.15	$59.13	$63.77
10/1/2008	12/31/2008	$63.43	$38.85	$47.84
1/1/2009	3/31/2009	$53.18	$37.40	$42.46
4/1/2009	6/30/2009	$54.82	$41.48	$48.07
7/1/2009	9/30/2009	$56.28	$43.66	$53.92
10/1/2009	12/31/2009	$60.56	$51.34	$57.01
1/1/2010	3/31/2010	$60.87	$52.68	$57.52
4/1/2010	6/30/2010	$62.29	$49.58	$49.68
7/1/2010	9/30/2010	$56.75	$48.56	$56.06
10/1/2010	12/31/2010	$68.49	$55.68	$68.25
1/1/2011	3/31/2011	$80.96	$67.50	$79.81
4/1/2011	6/30/2011	$80.89	$70.45	$75.35
7/1/2011	9/30/2011	$79.97	$57.96	$58.59
10/1/2011	12/31/2011	$73.19	$54.26	$69.13
1/1/2012	3/31/2012	$76.49	$68.75	$71.73
4/1/2012	6/30/2012	$72.99	$61.11	$66.37
7/1/2012	9/30/2012	$77.35	$64.64	$73.48
10/1/2012	12/31/2012	$75.19	$67.78	$71.44
1/1/2013	3/31/2013	$80.13	$72.00	$79.32
4/1/2013	6/30/2013	$83.95	$73.53	$78.36
7/1/2013	9/30/2013	$85.74	$78.35	$82.88
10/1/2013	12/31/2013	$88.53	$81.33	$88.51
1/1/2014	3/31/2014	$89.59	$81.78	$89.06
4/1/2014	6/30/2014	$101.51	$88.24	$100.10
7/1/2014	9/30/2014	$100.96	$90.06	$90.62
10/1/2014	12/31/2014	$91.05	$72.51	$79.16
1/1/2015	3/31/2015	$82.42	$71.70	$77.58
4/1/2015	6/30/2015	$83.65	$74.58	$75.16
7/1/2015	9/10/2015*	$75.45	$58.74	$63.94

* This document includes information for the third calendar quarter of 2015 for the period from July 1, 2015 through September 10, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2015.

Additional Information About the Trigger Jump Securities

Please read this information in conjunction with the other terms set forth in this document.

Additional Provisions	
Closing price:	The official closing price of the underlying shares on any scheduled trading day, as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "XLE <ETF>", or any successor page on the Bloomberg Professional® service or any successor service, as applicable.
CUSIP:	40434K826
ISIN:	US40434K8264
Minimum ticketing size:	$1,000 / 100 securities
Tax considerations:	There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities could be treated as pre-paid executory contracts with respect to the underlying shares. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the securities as pre-paid executory contracts with respect to the underlying shares. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the securities for more than one year at such time for U.S. federal income tax purposes. Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the underlying shares). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the securities will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the underlying shares on the original issue date of the securities at fair market value and sold them at fair market value on the Maturity Date (if the securities were held until the Maturity Date) or on the date of sale or exchange of the securities (if the securities were sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the securities (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the securities). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero. Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the securities will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the securities will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of the securities over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the underlying shares at fair market value on the original issue date of the securities for an amount equal to the "issue price" of the securities and, upon the date of sale, exchange or maturity of the securities, sold such underlying shares at fair market value (which would reflect the percentage increase in the value of the underlying shares over the term of the securities). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the securities after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

In Notice 2008-2, the Internal Revenue Service and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a security is required to accrue income in respect of the security prior to the receipt of payments under the security or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of a security could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.

We will not attempt to ascertain whether the index fund or any of the entities whose stock is included in the index fund would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the index fund or one or more of the entities whose stock is included in the index fund were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the index fund and the entities whose stock is included in the index fund and consult your tax advisor regarding the possible consequences to you if the index fund or one or more of the entities whose stock is included in the index fund is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the PLUS is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the PLUS.

For a further discussion of U.S. federal income tax consequences related to the securities, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Calculation agent:	HSBC USA Inc., or one of its affiliates.
Events of default and acceleration:	If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the valuation date for purposes of determining the final share price. If a market disruption event exists with respect to the underlying shares on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will also be postponed by an equal number of business days.
	If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities—Senior Debt Securities — Events of Default" in the accompanying prospectus.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the securities from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the securities and will receive a fee of $0.30 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.25 for each security they sell. Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each security.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice. See "Supplemental Plan of Distribution" on page S-59 in the prospectus supplement.

Where you can find more information:	This free writing prospectus relates to an offering of the PLUS linked to the underlying shares. The purchaser of a PLUS will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of PLUS relates to the underlying shares, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying shares or any component security included in the underlying shares or as to the suitability of an investment in the PLUS.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and ETF Underlying Supplement dated March 5, 2015. If the terms of the PLUS offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of both the accompanying ETF Underlying Supplement and the prospectus supplement, as the PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the PLUS. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

You may access these documents on the SEC web site at www.sec.gov as follows:

The ETF Underlying Supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

The prospectus supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

The prospectus at:
http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm |